                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-86487


                               10,000,000 SHARES



                           [STERLING BANCSHARES LOGO]



                                  COMMON STOCK

                                ----------------

         Sterling Bancshares, Inc. may offer and sell in one or more transactions, up to 10,000,000 shares of its common stock, in connection with acquisitions of other businesses, properties, or securities.

         We intend to concentrate on acquisitions that we believe would complement our current banking business and increase or expand our competitive position in existing or new markets. We may offer, as consideration for these acquisitions, common stock, cash, notes or other debt, convertible or exchangeable securities, assumptions of liabilities or a combination thereof. We may issue the common stock covered by this prospectus in exchange for:

         o capital stock, partnership interests or other securities of companies

         o       assets of companies

         o       conversion of other securities we issue to acquire a company.

         We will negotiate with the owners of the business or properties that we acquire or, in the case of companies that are more widely held, through exchange offers to stockholders or by soliciting the approval of mergers or sales of assets. Those negotiations will determine the terms of the acquisitions and of the issuance of common stock under any acquisition agreements. We anticipate that the common stock we issue in any acquisition will be valued at a price reasonably related to the market value of the common stock either at the time of agreement on the terms of an acquisition or at the time of delivery of the common stock.

         We do not expect that we will pay an underwriting discount or commission in connection with issuances of common stock under this prospectus. However, we may pay finders' fees, brokers' commissions or financial advisory fees in connection with specific acquisitions. We may pay those fees by issuing common stock covered by this prospectus. Any person receiving a fee paid in our common stock may be an underwriter under the Securities Act of 1933.

         Our common stock is listed for trading on the Nasdaq Stock Market under the symbol "SBIB."

         YOU SHOULD CAREFULLY READ AND CONSIDER THE RISK FACTORS BEGINNING ON PAGE 6 BEFORE YOU BUY OUR COMMON STOCK.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              September 17, 1999.

                               TABLE OF CONTENTS


About This Prospectus . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

Where You Can Find More Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

Sterling Bancshares, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

Forward-Looking Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

Securities Covered by This Prospectus . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

Validity of Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

Experts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9




                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, offer and issue our common stock in one or more offerings, so long as the number of shares of common stock issued does not exceed 10,000,000. This prospectus provides you with a general description of our common stock. In some cases when we issue our common stock, we will provide a prospectus supplement that will contain specific information about the terms of that issuance. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

    You should rely only on the information provided or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

    In this prospectus references to "Sterling Bancshares," "we," "us," and "our" mean Sterling Bancshares, Inc. and its subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our current SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under the Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

    o    Our Annual Report on Form 10-K for the year ended December 31, 1998;

    o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

    o    Our Current Report on Form 8-K dated June 1, 1999; and

    o Our Registration Statement on Form 8A filed with the SEC on October 21, 1992.

    You may request a copy of these filings, in most cases without exhibits, at no cost, by writing or telephoning us at our principal executive offices located at the following address:

    Sterling Bancshares, Inc.
    15000 Northwest Freeway
    Houston, Texas 77040
    Attention: Corporate Secretary
    (713) 466-8300





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
                           STERLING BANCSHARES, INC.

    Sterling Bancshares is a bank holding company that provides commercial and retail banking services through the banking offices of Sterling Bank and Houston Commerce Bank. We sometimes refer to Sterling Bank and Houston Commerce Bank as Sterling Bank in this prospectus. Sterling Bank has 22 banking offices which are located in the Houston metropolitan area. We also provide mortgage banking services through our subsidiary Sterling Capital Mortgage Company.

    Sterling Bancshares was incorporated in Texas in 1980 and became the parent bank holding company of Sterling Bank in 1981. Sterling Bank was chartered in Texas in 1974 and Houston Commerce Bank was chartered in 1963. Sterling Bancshares completed the initial public offering of its common stock in October 1992.

    We provide a wide range of retail and commercial banking services. These include:

    o    demand savings and time deposits;

    o    commercial, real estate and consumer loans;

    o    merchant credit card services;

    o    letters of credit;

    o    cash and asset management services;

    o    and drive-in banking services.

We also provide brokerage, mutual funds, and insurance products to our customers through third-party vendors. We focus our lending on commercial loans and owner-occupied real estate loans to local businesses with annual sales ranging from $300,000 to $30 million. Typically, our borrowers' financing requirements are between $100,000 and $500,000. We do not seek loans larger than $2 million from any one customer. However, we do consider larger loans to customers with excellent credit ratings. Sterling Bank's credit range allows for greater diversity in its loan portfolio, less competition from large banks and better pricing opportunities.

    We provide a broad line of financial products and services to small and medium-sized businesses and consumers through full service banking offices. Each of our banking offices has senior management, with significant lending experience, who exercise substantial autonomy over credit and pricing decisions, subject to loan committee approval for larger credits. This decentralized management approach, coupled with continuity of service by the same staff members, enables us to develop long-term customer relationships, maintain high quality service and respond quickly to customer needs. We develop broad banking relationships with our customers and provide convenient service through our full-service banking offices, that allows us to fund our lending and investing activities almost entirely with core deposits. About three-fourths of these deposits consist of demand and savings deposits.

    We have concentrated our growth strategy on increasing our banking presence in existing Houston markets, and expanding into new markets within the greater Houston area in response to the needs of those markets. We have grown through a combination of

    o    internally generated growth,

    o    mergers and acquisitions of additional banking operations, and

    o    opening new banking offices.





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
    In June 1998, we acquired Humble National Bank which we merged into Sterling Bank. In November 1998, we acquired Hometown Bancshares, Inc., which owned Clear Lake National Bank. We then merged Clear Lake National Bank into Sterling Bank. In June 1999, we acquired B.O.A. Bancshares, Inc. which owned Houston Commerce Bank. We continue to operate Houston Commerce's three offices and expect to merge Houston Commerce Bank into Sterling Bank in October of this year.

    We intend to pursue the acquisition of banks whose operations are consistent with our business banking philosophy. We believe that opportunities exist to expand our banking presence into other major urban markets. To accommodate anticipated growth, we continue to upgrade our data processing and telecommunication systems to provide the technological capacity necessary to meet the needs and expectations of our customers and to accommodate growth in Houston and other markets.

    Our principal executive office is located at 15000 Northwest Freeway, Houston, Texas 77040, and our telephone number is (713) 466-8300.

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                                  RISK FACTORS

    You should consider the following risk factors, together with all of the other information contained in this prospectus, any prospectus supplement and the information we have incorporated by reference, in your evaluation of an investment in our common stock.

OUR PROFITABILITY DEPENDS ON LOCAL ECONOMIC CONDITIONS

    Our profitability is primarily dependent on the profitability of Sterling Bank. Sterling Bank derives substantially all of its loans, deposits and other business from the Houston metropolitan area. General economic conditions such as inflation, recession, unemployment and other factors beyond Sterling Bancshares' control affect our banking operations. Houston's economy depends on energy and energy-related business to a considerable extent. In 1998 and during 1999, declines in oil and gas prices have slowed economic growth in Houston. Although Houston's economy has diversified, it has become more susceptible to adverse developments affecting the national economy. A prolonged downturn in the Houston economy could adversely affect our results of operations and financial condition.

WE RELY ON AN OWNER-OPERATED BUSINESS MARKET

    We target our business development and marketing strategy primarily to serve the banking and financial services needs of owner-operated businesses.
We define owner-operated as businesses with credit needs of less than $2 million. These businesses represent a major sector of the Houston and national economies and have played an important role in recent years in generating job growth and improving the overall health of the local and national economy. If economic conditions adversely affect this market, our business, results of operations and financial conditions could be adversely affected.

FLUCTUATIONS IN INTEREST RATES CAN NEGATIVELY AFFECT OUR EARNINGS

    We realize income primarily from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will work against us, and our earnings may be negatively affected.

FEDERAL AND STATE BANKING LAWS RESTRICT OUR ABILITY TO PAY DIVIDENDS

    Our ability to pay dividends to our stockholders depends primarily on the dividends we receive from Sterling Bank. Federal and state banking laws may limit the dividends that Sterling Bank can pay us. Also, both Sterling Bancshares and Sterling Bank must maintain capital levels set by federal regulations. The capital levels may restrict the ability of Sterling Bank to pay dividends to Sterling Bancshares and Sterling Bancshares to pay dividends to its stockholders. See "Market Price of Common Stock and Dividend Policy."

WE FACE COMPETITION THAT MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS

    We face vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our results of operations and financial condition. We also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies.

    The House of Representatives and the Senate recently passed different versions of legislation that would permit other entities such as investment banking firms to own commercial banks and would allow commercial banks to own investment banks or engage in investment banking activities. If this legislation becomes law, it would increase the competitive pressures we face.

YEAR 2000 ISSUES MAY EXPOSE US TO BUSINESS INTERRUPTIONS OR LIABILITIES.

    The Year 2000 risk involves computer programs and computer software that may not able to perform without interruption into the Year 2000. If computer systems do not correctly recognize the date change from December 31, 1999 to January 1, 2000, computer applications that rely on the date field could fail or create erroneous results. These erroneous results could affect interest, payment or due dates or cause the temporary inability to process transactions, send invoices or engage in normal business activities. If we, our suppliers or our borrowers do not properly address these issues, there could be a material adverse impact on our results of operations and financial condition.


                           FORWARD-LOOKING STATEMENTS

    Some information in this prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference may contain forward-looking statements. The words "anticipate," "believe," "continue," "expect," "estimate," "intend," "may," "will," "should" and similar words identify forward-looking statements. These statements discuss future expectations, activities or events. Specific factors that could cause actual results or developments to differ from those in forward-looking statements include:

    o expansion and growth of our business and operations, including our ability to acquire banks,

    o    the amount and nature of future capital expenditures,

    o    business strategy and measures to carry out strategy,

    o    competitive strengths,

    o    goals and plans,

    o    references to intentions as to future matters, and

    o    other similar matters.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                     SECURITIES COVERED BY THIS PROSPECTUS

    The common stock covered by this prospectus is available for use in future acquisitions of businesses, properties or securities of companies or persons engaged in banking and other related financial institution businesses. The consideration we offer in these acquisitions, in addition to the common stock offered by this prospectus, may include cash, debt or other securities, or assumption by us of liabilities of the businesses being acquired, or a combination of these. We contemplate that the terms of each acquisition will be determined by negotiations between us and the management or the owners of the business, assets or securities we acquire. We will consider quality of management, the past and potential earning power and growth of the assets or securities to be acquired, and other relevant factors. We anticipate that the common stock issued in acquisitions will be valued at a price reasonably related to the market value of the common stock either at the time the terms of the acquisition are agreed on or at or about the time of delivery of the common stock.

                             VALIDITY OF SECURITIES

    The validity of the issuance of the shares of common stock offered by this prospectus has been passed upon for Sterling Bancshares by our counsel, Andrews & Kurth L.L.P.

                                    EXPERTS

    The financial statements of Sterling Bancshares, Inc. incorporated in this Registration Statement by reference from Sterling Bancshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference in this Registration Statement and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              PLAN OF DISTRIBUTION

    We may issue our common stock covered by this prospectus in exchange for
(1) shares of capital stock, partnership interests or other securities representing an interest, direct or indirect, in companies, (2) assets used in or related to the business of these companies, or (3) other securities issued in any of these acquisitions or otherwise pursuant to the agreements providing for the acquisitions. We will generally determine the terms of these acquisitions and of the issuance of our common stock under acquisition agreements by direct negotiations with the owners or controlling persons of the business or properties to be acquired or, in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. We anticipate that our common stock issued in any acquisition will be valued at a price reasonably related to the market value of the common stock either at the time of agreement on the terms of an acquisition or at the time of delivery of the common stock.

    We do not expect to pay an underwriting discount or commission in connection with issuances of our common stock under this prospectus. However, we may pay finders' fees, brokers' commissions or financial advisory fees from time to time in connection with specific acquisitions. We may pay such fees through the issuance of common stock covered by this prospectus. Any person receiving these fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933.





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
                               10,000,000 SHARES



                           [STERLING BANCSHARES LOGO]



                                  COMMON STOCK



                          ===========================

                                   PROSPECTUS

                          ===========================



                               SEPTEMBER 17, 1999